

September 12, 2014

Via E-mail
Michael F. Rickert
Vice President, Chief Financial Officer, and Assistant Treasurer
Discover Bank
12 Read's Way
New Castle, Delaware 19720

     Re: **Discover Card Execution Note Trust**
             Discover Card Master Trust I
             Form 10-K
             Filed March 21, 2014
             File Nos. 333-141703-02 and 000-23108

Dear Mr. Rickert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Report on Assessment of Compliance with Applicable Servicing Criteria
Exhibit 33

1. We note that an assessment of compliance was not provided on Item 1122(d)(4)(i). We note that in the Second Amended and Restated Pooling and Servicing Agreement dated June 4, 2010, filed as Exhibit 4.1, Item 1122(d)(4)(i) is marked as an applicable servicing criterion for the Master Servicer, Servicer, and Trustee. Please explain to us why an assessment was not provided with respect to Item 1122(d)(4)(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kayla Florio at (202) 551-3490, or me at (202) 551-3313 if you have questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Christopher Greene